Exhibit 4.12

Summary Translation of the

Agreement with Invest 2003 S.r.l.

dated February 28, 2020

Parties

•	Natuzzi S.p.A. (the “Company”)

•	Invest 2003 S.r.l. (the “Shareholder”)

Whereas

•

The coronavirus pandemic resulted in a revision of the Company’s business plan approved by the Company’s board of directors in October 2019 (the “Plan”) and in the adoption by the Company of certain actions to mitigate the impacts on production levels and cash flow, including the overall revision of operating expenses, the deferral of some investments and the shift of part of the production from the plant located in China to other plants within the Group.

•

In order to support the financial needs of the Company resulting from these extraordinary challenges, the Shareholder intends to guarantee to the Company that it will make advance payments for a future rights issue up to a total amount of Euro 15,000,000.00 (fifteen million/00), pending the approval and execution of a rights issue for a minimum amount of Euro 15,000,000.00 (fifteen million/00) (the “Rights Issue”).

Amount and Purpose of the Payments

The Shareholder undertakes to make advanced payments to the Company for the Rights Issue to be approved by the Company’s shareholders and executed by the Company, in one or more instalments at the request of the Company, for an amount of up to Euro 15,000,000.00 (fifteen million/00) to cover the actual and current economic and financial needs of the Company during the period of implementation of the Plan and until the deadline set for the approval of the Rights Issue and its execution.

Disbursements

Disbursements shall be made by the Shareholder within five working days of the receipt of a written communication from the Company containing details of the actual financial needs of the Company and the related amount of the Shareholder’s contribution deemed necessary, specifying the bank and the account number to which the bank transfer shall be made.

The transfer of the amount of each disbursement to the specified bank account shall be deemed equivalent, to all intents and purposes, to the payment of such amount to the Company, which shall, at the same time, issue a receipt of the payment.

Rights Issue

The Company undertakes to do everything in its power to ensure that, by no later than September 30, 2020 (the “First Term”), a shareholders’ meeting will be held to approve the Rights Issue reserved for subscription by all shareholders for a minimum amount (including any share premium) of Euro 15,000.000.00 (fifteen million/00), to be fully paid by December 31, 2020 (the “Second Term”), even in several tranches, by means of a cash payment, and to grant the Company’s board of directors all the powers necessary to carry out the Rights Issue according to the terms and conditions that will be determined by the Company’s board of directors.

By signing the agreement, the Shareholder expresses his intention to vote in favor of the Rights Issue and to subscribe it for the amount necessary to reach the minimum total amount of Euro 15,000,000.00 (fifteen million).

Condition Subsequent and Reimbursement

The advanced payments are to be considered payments for the future Rights Issue and, therefore, are subject to the condition subsequent consisting in the failure to approve the Rights Issue by the First Term and to execute it by the Second Term.

Consequently, if by the First Term the Rights Issue will not have been approved or if by the Second Term the Rights Issue will not have been executed, the sums paid by the Shareholder shall be immediately reimbursed by the Company to the Shareholder, in whole or in part, to the extent they exceed the amount of the Rights Issue actually executed by the Second Term.

After each advanced payment has been made, such payments must be recorded by the Company in a special reserve.

Non-material Terms

The agreement contains terms concerning the following non-material matters, which have been omitted from this summary:

•	amendments;

•	law application and jurisdiction;

•	novation.